Exhibit 99(a)(5)(i)

Contact:

Allison Wey

Par Pharmaceutical Companies, Inc.

(201) 802-4000

Par Pharmaceutical Announces “Modified Dutch Auction” Tender Offer to Purchase

up to $65,000,000 Aggregate Principal Amount of its Currently Outstanding

2.875% Senior Subordinated Convertible Notes due 2010

Woodcliff Lake, New Jersey, October 14, 2009 — Par Pharmaceutical Companies, Inc. (NYSE: PRX) today announced that it has commenced a “Modified Dutch Auction” tender offer for a portion of its outstanding 2.875% Senior Subordinated Convertible Notes due September 30, 2010.

Under the “Modified Dutch Auction” procedure, Par is offering to purchase, for cash, up to $65,000,000 aggregate principal amount, or up to approximately 82.7%, of the outstanding convertible notes, at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $990.00 nor less than $982.50 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase of the convertible notes.

As of October 14, 2009, there was approximately $78,551,000 aggregate principal amount of notes outstanding. The tender offer is not conditioned upon any minimum principal amount of convertible notes being tendered, but is subject to other conditions described in the offer to purchase.

The tender offer is scheduled to expire at 12:00 midnight, EST, on Wednesday, November 11, 2009, unless the tender offer is extended. Tendered convertible notes may be withdrawn at any time on or prior to the expiration date of the tender offer.

A “Modified Dutch Auction” tender offer allows holders of convertible notes to indicate the principal amount of convertible notes that such holders desire to tender and the price within the specified price range at which they wish to tender such convertible notes.

Par is conducting the tender offer in order to reduce the principal amount of its outstanding indebtedness and to provide an opportunity to holders of the convertible notes to gain liquidity with respect to the notes that they may not otherwise have. Par expects to fund the purchase of convertible notes tendered in the tender offer with available cash on hand.

In the event that the aggregate principal amount of convertible notes properly tendered at or below the purchase price determined pursuant to the tender offer exceeds the amount Par is seeking to purchase, subject to the terms and conditions of the tender offer, Par will accept for payment convertible notes tendered at or below such purchase price on a pro rata basis from among such tendered convertible notes.

The dealer manager for the tender offer is JMP Securities LLC. The depositary for the tender offer is American Stock Transfer & Trust Company, and the information agent for the tender offer is Georgeson Inc. The offer to purchase, letter of transmittal and related documents will be delivered to all holders of Par’s convertible notes.

Holders of the convertible notes who have questions or would like additional copies of the tender offer documents may call the information agent at (888) 877-5360 (Toll Free).  Banks and brokerage firms may call (212) 440-9800.

While Par’s board of directors has approved the making of the tender offer, none of Par, its board of directors, the dealer manager, the information agent or the depositary makes any recommendation to any holder of convertible notes as to whether to tender or refrain from tendering any convertible notes or as to the price or prices at which holders may choose to tender their convertible notes. Par has not authorized any person to make any recommendation with respect to the tender offer. Holders of convertible notes must decide whether to tender their convertible notes and, if so, the principal amount to tender and the price or prices at which to tender such convertible notes. In doing so, holders of convertible notes should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.

About Par Pharmaceutical

Par Pharmaceutical Companies, Inc. develops, manufactures and markets generic drugs and innovative branded pharmaceuticals for specialty markets.  For press release and other company information, visit www.parpharm.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the tender offer, including complete instructions on how to tender the convertible notes, are included in the offer to purchase, the letter of transmittal and related materials, which are expected to be delivered to holders of Par’s convertible notes shortly. Holders of convertible notes should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Holders of convertible notes may obtain free copies of the offer to purchase, the letter of transmittal and other related materials when filed with the SEC at the SEC’s website at  www.sec.gov. Holders may also obtain a copy of these documents, free of charge, from Georgeson Inc., the information agent for the tender offer.

 Safe Harbor Statement

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent any statements made in this news release contain information that is not historical, these statements are essentially forward-looking and, as such, are subject to known and unknown risks, uncertainties and contingencies many of which are beyond the control of the Company, which could cause actual results and outcomes to differ materially from those expressed herein.  Risk factors that might affect such forward-looking statements include those set forth in our Schedule TO filed with the SEC today, in Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2008, in Item 1A of the Company's subsequent Quarterly Reports on Form 10-Q, in other of the Company's filings with the SEC from time to time including Current Reports on Form 8-K, and on general industry and economic conditions. Any forward-looking statements included in this news release are made as of the date hereof only, based on information available to the Company as of the date hereof, and subject to any applicable law to the contrary, the Company assumes no obligation to update any forward-looking statements.